
March 11, 2021

Iraj Ali, Ph.D.
Chief Executive Officer
Achilles Therapeutics plc
245 Hammersmith Road
London W6 8PW
United Kingdom

      Re: Achilles Therapeutics plc
          Registration Statement on Form F-1
          Filed March 1, 2021
          CIK No. 0001830749

Dear Dr. Ali:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>F-1 filed March 1, 2021</u>

<u>Selected Consolidated Financial Data, page 115</u>

1.   Please revise to also provide pro forma earnings per share and pro forma weighted average shares outstanding which reflects the conversion of your preferred shares.

<u>Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page 231</u>

2.   Please ask your auditors to revise their consent to include the date of their audit report and to appropriately identify all periods and financial statements that have been audited in accordance with Item 601 of Regulation S-K.

Iraj Ali, Ph.D.
Achilles Therapeutics plc
March 11, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Seo Salimi